# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sinovac Biotech Ltd., CIK 0001084201
CUSIP: P8696W104
Title of class of securities: Common Shares, $0.001 par value per share
Address of issuer's principal executive offices: No. 39 Shangdi Xi Road, Haidian District, Beijing, China (F4), 100085
Date of event which requires filing of this statement: 04/23/2025
Filed by CIK 0001618789
Persons authorized to receive notices and communications: Vivo Capital, LLC, 192 Lytton Avenue,, Palo Alto, California (CA), 94301, (650) 688-0818; Stephen Blake, Simpson Thacher & Bartlett LLP, 2475 Hanover Street,, Palo Alto, California (CA), 94304, 650-251-5000; Bryan Jin, Simpson Thacher & Bartlett LLP, 2475 Hanover Street,, Palo Alto, California (CA), 94304, 650-251-5000

## Reporting persons
- Vivo Capital VIII, LLC (CIK 0001618789): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,360,544; sole dispositive power 0; shared dispositive power 1,360,544; aggregate amount beneficially owned 1,360,544 (1.9% of the class)
  Comment: The beneficial ownership reported herein reflects that 1,195,465 of such shares are held by Vivo Capital Fund VIII, L.P. and 165,079 of such shares are held by Vivo Capital Surplus Fund VIII, L.P. Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.
  
  The beneficial ownership percentage reported herein is based on 71,860,702 common shares outstanding as of March 31, 2024, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on April 29, 2024.
- Vivo Capital IX, LLC (CIK 0001750698): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,539,456; sole dispositive power 0; shared dispositive power 4,539,456; aggregate amount beneficially owned 4,539,456 (6.3% of the class)
  Comment: The beneficial ownership reported herein reflects that such shares are held by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.
  
  The beneficial ownership percentage reported herein is based 71,860,702 common shares outstanding as of March 31, 2024, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on April 29, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.001 par value per share
Name of issuer: Sinovac Biotech Ltd.
Address of issuer's principal executive offices: No. 39 Shangdi Xi Road, Haidian District, Beijing, China (F4), 100085
Comment: Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 11, 2018 by Vivo Capital, LLC with respect to the Common Shares, par value $0.001 per share ("Common Shares") of Sinovac Biotech Ltd. (the "Issuer"), Amendment No. 1 thereto filed by Vivo Capital, LLC and Vivo Capital VIII, LLC on July 20, 2018, Amendment No. 2 thereto filed by Vivo Capital, LLC, Vivo Capital VIII, LLC and Vivo Capital IX, LLC on August 27, 2018 and Amendment No. 3 thereto filed by Vivo Capital VIII, LLC and Vivo Capital IX, LLC on March 19, 2025 (as so amended, the "Schedule 13D"). The Items herein amend the information disclosed under the corresponding Items of the Schedule 13D as described herein. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented and amended by adding the following:

On April 23, 2025, Vivo Capital LLC, an affiliate of the Reporting Persons, issued a press release announcing multiple legal proceedings in response to the Issuer's New Board's certain recent actions that have destabilized the Issuer and precipitated a corporate governance crisis. The press release is attached hereto as Exhibit I and incorporated herein by reference. The Reporting Persons, and their affiliates, anticipate taking additional legal actions as needed to further protect their rights.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby supplemented and amended by adding the following:

Item 6 of the Schedule 13D is hereby supplemented and amended to incorporate by reference the information set forth in Item 4 to this Amendment No. 4 to Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby supplemented and amended by adding the following:

Exhibit No. Description

1 Press Release dated April 23, 2025*

* Filed herewith

## Signatures
- Vivo Capital VIII, LLC: /s/ Dr. Frank Kung, Dr. Frank Kung, Managing Member (04/24/2025)
- Vivo Capital IX, LLC: /s/ Dr. Frank Kung, Dr. Frank Kung, Managing Member (04/24/2025)